UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 58913/ November 7, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-13179

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In the Matter of   :
                                                      :   ORDER MAKING FINDINGS AND
OIL CITY PETROLEUM, INC.,   :   REVOKING REGISTRATIONS BY
OIL RETRIEVAL SYSTEMS, INC.,   :   DEFAULT AS TO FOUR RESPONDENTS
OIS OPTICAL IMAGING SYSTEMS, INC.,   :
OLIVER TRANSPORTATION, INC.,   :
ON MARINE SERVICES CO., and   :
ONCOURSE TECHNOLOGIES, INC.   :

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        The Securities and Exchange Commission (Commission) issued its Order Instituting
Proceedings (OIP) on September 10, 2008, pursuant to Section 12(j) of the Securities Exchange Act
of 1934. The Division has provided evidence that all Respondents were served with the OIP in
accordance with 17 C.F.R. § 201.141(a)(2)(ii) by September 15, 2008.[1] Respondents' Answers
were due ten days from the date of service, and no Respondents have filed Answers. See 17 C.F.R.
§ 201.220(b); OIP at 3. In an October 2, 2008, Order, Respondents were put on notice that if they
failed to file a timely Answer, they would be deemed in default and the registrations of their
registered securities would be revoked.

        On October 23, 2008, I held a telephonic prehearing conference in which Respondents failed
to participate.

        Accordingly, Respondents are in default for failing to file an Answer, for failing to
participate in the telephonic prehearing conference, and for otherwise failing to defend the
proceeding. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f). As authorized by 17 C.F.R. §
201.155(a), the following allegations in the OIP are deemed to be true.

        Oil City Petroleum, Inc. (CIK No. 277952), is a forfeited Texas corporation located in Tulsa,
Oklahoma, with a class of securities registered with the Commission pursuant to Exchange Act
Section 12(g). Oil City Petroleum, Inc., is delinquent in its periodic filings with the Commission,
having not filed any periodic reports since it filed a Form 10-Q for the period ended May 31, 1998,
which reported a net loss of $58,169 for the prior three months.

        Oil Retrieval Systems, Inc. (CIK No. 87009), is a dissolved Arizona corporation located in
Fort Worth, Texas, with a class of securities registered with the Commission pursuant to Exchange

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[1]   This proceeding has ended as to Respondents On Marine Service Co. and OnCourse
Technologies, Inc., which entered into settlements with the Commission. Oil City Petroleum, Inc.,
Exchange Act Release Nos. 58725 (Oct. 3, 2008) and 58761 (Oct. 9, 2008).

Act Section 12(g). Oil Retrieval Systems, Inc., is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 1996, which reported a net loss of $479 for the prior three months.

OIS Optical Imaging Systems, Inc. (CIK No. 753601), is a dissolved Delaware corporation located in Northville, Michigan, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). OIS Optical Imaging Systems, Inc., is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 1999, which reported a net loss of $15,520,408 for the nine months ended March 31, 1998.

Oliver Transportation, Inc. (CIK No. 900339), is a void Delaware corporation located in Mexico, Missouri, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Oliver Transportation, Inc., is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 1995.

Respondents are delinquent in their periodic filings with the Commission, have repeatedly failed to meet their obligations to file timely periodic reports, and failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports.

Accordingly, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Oil City Petroleum, Inc., Oil Retrieval Systems, Inc., OIS Optical Imaging Systems, Inc., and Oliver Transportation, Inc., are revoked.

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Robert G. Mahony
Administrative Law Judge